210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Receives Approval from the U.K. MHRA to Conduct Phase 3 Trial for REOLYSIN® in Head and Neck Cancers

--Company to Host Clinical Update Conference Call--

CALGARY, AB, --- February 16, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that it has received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) to conduct its Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. This is the same trial that the Company previously reached an agreement on with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process.

“Receipt of this approval clears the way for final preparations at the participating centres in anticipation of the start of enrolment in this trial and we expect to provide an update on timing in the near future,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Conducting this trial in both the U.S. and Europe allows us to access many of the physicians that have worked with REOLYSIN previously and, if the trial is successful, provides us with the basis for regulatory submissions in both the key American and European markets.”

As previously disclosed, the randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase 3 trial will assess the intravenous administration of REOLYSIN with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21 day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN. All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN at a dose of 3x1010 TCID50.  Patients may continue to receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN until the patient has progressive disease or meets other criteria for removal from the trial. Oncolytics intends to conduct the first stage of the trial at approximately 25 centres in the U.S., U.K., and Belgium

The primary endpoint for the trial is overall survival (OS); secondary endpoints include progression free survival (PFS), objective response rate (complete response (CR) + partial response (PR)) and duration of response, and safety and tolerability of REOLYSIN when administered in combination with paclitaxel and carboplatin.  The first stage of the trial is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage.  This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

The decision to pursue a Phase 3 trial in head and neck cancers was predicated on positive results seen in the Company’s U.K. Phase 1 and Phase 2 combination REOLYSIN and paclitaxel/carboplatin clinical trials, as well as significant preclinical work demonstrating synergy in combination with taxane or platinum-based drugs.  Updated results from the U.K. Phase 1/2 trial reported in November 2009 demonstrated an overall response rate (PR and CR) of 42% and a total clinical benefit rate (PR + CR + stable disease) of 74%.  The Company is currently conducting a confirmatory Phase 2 trial in the U.S. in patients with advanced head and neck cancers.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast today, February 16th, 2010 at 2:00 p.m. MT (4:00 p.m. ET) to update investors on the Company’s ongoing clinical program for REOLYSIN. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2967140  or through the Company’s website at www.oncolyticsbiotech.com.  Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through February 23rd, 2010. To access the telephone replay, dial 1-416-849-0833 or 1-800-642-1687 and enter reservation number 57104101#.

About REOLYSIN

REOLYSIN is a proprietary formulation of the human reovirus that acts primarily as a direct cytotoxic agent. Reovirus is naturally occurring (not genetically engineered) and has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway, leaving healthy normal cells intact. At least two thirds of carcinomas and more than 90% of metastatic disease has Ras involvement.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the MHRA’s approval of a Phase 3 combination REOLYSIN and paclitaxel/carboplatin trial for patients with platinum-refractory head and neck cancers, the planned timing and implementation of the Phase 3 trial, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com